Exhibit 99.(a)(1)(B)

To:	[Employee Name]
From:	Ruchita Singhal
Subject:	Important Information About Certain of Your Conor Stock Option Grants

You are receiving this e-mail because certain of your stock options may be affected by Section 409A. Recently enacted Internal Revenue Code Section 409A imposes certain adverse tax consequences (including income tax at vesting, an additional 20% penalty tax and interest charges) on stock options that were granted at a discount from fair market value and which vest after December 31, 2004. Conor is offering you by means of a tender offer (the “Offer”) the opportunity to amend certain terms of these stock options (the “Eligible Options”) to avoid the potential Section 409A impact. The specific details of the Offer as well as some Frequently Asked Questions are included in the attached documents to this e-mail. Additionally, you will receive an Addendum to the Offer in a subsequent e-mail which will be a statement for each Eligible Option you hold. Participation in the Offer may enable you to eliminate or reduce unfavorable tax consequences you may otherwise incur with respect to these Eligible Options under Section 409A and similar state tax laws. Further information (including date and time) concerning an informational presentation for employees on Section 409A will be circulated at a later date.

ACTION ITEMS

After reviewing the attached materials and your Addendum, if you wish to participate in the Offer, you will need to fill out, sign, and date the Election Form (included in the materials attached hereto) and submit the Election Form to Ruchita Singhal. The Election Form must be received by Conor via hand-delivery to Ruchita Singhal, email (ruchita.singhal@conormed.com) or facsimile ((650) 614-4141) no later than 6:00 p.m., Pacific Time, on December 29, 2006.

CIRCULAR 230 DISCLAIMER

The following disclaimer is provided in accordance with the IRS’s Circular 230 (21 CFR Part 10). Any tax advice contained in this email is intended to be preliminary, for discussion purposes only, and not final. Any such advice is not intended to be used for marketing, promoting or recommending any transaction or for the use of any person in connection with the preparation of any tax return. Accordingly, this advice is not intended or written to be used, and it cannot be used, by any person for the purpose of avoiding tax penalties that may be imposed on such person.